SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung- gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

51, Sogong-ro,

Jung-gu, Seoul, 04632 Korea

March 3, 2020

To Shareholders:

Convocation Notice of the Annual General Meeting of Shareholders

Notice is hereby given that an Annual General Meeting of Shareholders of Woori Financial Group (the “Company”) will be held as described hereunder and your attendance is cordially requested.

Very truly yours, Tae Seung Son Chief Executive Officer Woori Financial Group 51, Sogong-ro, Jung-gu Seoul 04632, Korea

Description

1. Date and Time	March 25, 2020; 10 A.M. (Local time)

2. Venue	Synergy Hall, 5th floor, Woori Bank, 51, Sogong-ro, Jung-gu, Seoul, Korea (subject to change in the case of extraordinary circumstances)

3. Agenda

1. Approval of financial statements for the fiscal year 2019

2. Approval of amendments to the Articles of Incorporation

3. Appointment of directors (4 directors)

•  3-1 Candidate for outside director : Dennis Chan

•  3-2 Candidate for non-standing director : Hong-Tae Kim

•  3-3 Candidate for standing director : Won-Duk Lee

•  3-4 Candidate for standing director : Tae-Seung Son

4. Approval of the maximum limit on directors’ compensation

Reference Document for the Exercise of Voting Rights

1. Approval of financial statements for the fiscal year 2019

Please refer to Appendix A.

The consolidated and separate financial statements in Appendix A have not yet been audited and are subject to change. For the audited financial statements, please refer to the Audit Reports to be furnished to the U.S. Securities and Exchange Commission as exhibits to a future Form 6-K.

2. Approval of amendments to the Articles of Incorporation (the “AOI”)

Please refer to Appendix B.

3. Appointment of directors

[Details of Director Candidates]

	Name	Date of Birth	Director Classification	Relationship with the Majority Shareholder	Recommended by

3-1	Dennis Chan	Nov. 20, 1962	Outside Director	None	Executive Officer Candidate Recommendation Committee

3-2	Hong-Tae Kim	Feb. 20, 1966	Non-Standing Director	Employee	Board of Directors

3-3	Won-Duk Lee	Jan. 15, 1962	Standing Director	None	Board of Directors

3-4	Tae-Seung Son	May 16, 1959	Standing Director	None	Executive Officer Candidate Recommendation Committee

1)

The term for outside director candidate Dennis Chan and non-standing director candidate Hong-Tae Kim is from the time of appointment at the AGM held in Mar. 2020 to the end of the AGM held in Mar. 2022

2)	The term for standing director Won-Duk Lee is from the time of appointment at the AGM held in Mar. 2020 to the end of the AGM held in Mar. 2021
3)	The term for standing director Tae-Seung Son is from the time of appointment at the AGM held in Mar. 2020 to the end of the AGM held in Mar. 2023

[Experience]

	Name	Career Highlights		Transactions with the Company within the past three years

3-1	Dennis Chan	2018-2019 2014-2018 2011-2014 2005-2011	Vice Chairman, Fubon Bank (China) Chief Executive Officer, Fubon Bank (China) Senior Vice President, Strategic Planning, Fubon Financial Holding Managing Director, Fullerton Financial Holdings	None

3-2	Hong-Tae Kim	2018-Current 2017-2018 2015-2017 1999-2015

Head, Office of Creative Management, KDIC

Deputy Head, Department of HR and Administration, KDIC

Deputy Head, Task force for Strengthening Job Competency, KDIC

Officer, Department of Fund Management & Etc., KDIC

None

	Won-Duk Lee	2020-Current 2018-2020	Deputy President, Strategy Planning Unit, Woori Financial Group Executive Vice President, Management and Finance Planning Group, Woori Bank
		2017-2018	Managing Director, Management and Finance Planning Group, Woori Bank
3-3		2017-2017 2014-2017 2014-2014 2013-2014 2012-2013 2009-2012

Managing Director, Future Strategy Division, Woori Bank

Senior General Manager, Future Strategy Department, Woori Bank

General Manager, Strategy Business Department, Woori Bank

General Manager, Strategy & Planning Department, Woori Financial Group

General Manager, Global Strategy Department, Woori Financial Group

General Manager, Treasury Department, Woori Bank

None

3-4	Tae-Seung Son	2019-Current 2017-Current 2014-2017 2014-2014 2012-2014

Chief Executive Officer, Woori Financial Group

President and Chief Executive Officer, Woori Bank

Head, Global Business Unit, Woori Bank

Managing Director, Financial Market Business Group, Woori Bank

Senior General Manager, Gwanak-Dongjak Regional Banking Headquarters, Woori Bank

None
		2010-2012	Managing Director, Woori Financial Group

	Name	Delinquent tax payments	Executive officer of any insolvent company	Grounds for potential disqualification by law
3-1	Dennis Chan	None	None	None
3-2	Hong-Tae Kim	None	None	None
3-3	Won-Duk Lee	None	None	None
3-4	Tae-Seung Son	None	None	None

[Execution Plan of Candidates (for appointment of outside directors only)]

•	Candidate: Dennis Chan

1) Expertise

•

This candidate holds a master’s degree in business administration and has played a key role in various areas including marketing, corporate sales and strategic planning at leading global banks such as ABN AMRO, Citibank and Fubon Bank. This candidate has professional experience in the finance industry, having served as the Chief Executive Officer of China’s Fubon Bank from 2014 to 2018 in particular.

2) Independence

•

This candidate has no business relations with either the largest shareholder or the Company and will perform his duties fairly and independently for the benefit of all shareholders and financial consumers.

3) Job performance

•

In order to achieve the Company’s management goal of becoming a leading comprehensive financial group through customer trust and innovation, this candidate will faithfully make proposals for the advancement of the Company and carry out internal control supervision activities to advance the Company based on his expertise and independence

[Reasons for recommendation by the Board of Directors]

•	Candidate: Dennis Chan

•

This candidate holds a master’s degree in business administration and has played a key role in various areas including marketing, corporate sales and strategic planning at leading global banks such as ABN AMRO, Citibank and Fubon Bank. This candidate has expertise and extensive experience in the financial industry, having served as the Chief Executive Officer of China’s Fubon Bank from 2014 to 2018 in particular.

•	Recommended as an outside director as this candidate is expected to contribute to the Company’s advancement through his expertise and experience.

•	Candidate: Hong-Tae Kim

•

This candidate majored in economics, has past work experience at a securities company and a bank and was engaged in personnel and management operations at the Korea Deposit Insurance Corporation and therefore has extensive expertise and experience in the financial industry.

•	Recommended as a non-standing director as this candidate is expected to contribute to the Company’s advancement through his expertise and experience.

•	Candidate: Won-Duk Lee

•

This candidate is currently in charge of corporate strategy of the Company as Deputy President. The candidate previously served as General Manager of the Treasury Department and Senior General Manager of the Future Strategy Department, and from December 2018 to February 2020, served as Executive Vice President of Woori Bank’s Management and Finance Planning Group, contributing to the Bank’s achievement of record earnings.

•	Recommended as a standing director as this candidate is expected to contribute to the Company’s continued growth and increase in customer and shareholder value through his expertise and experience.

•	Candidate: Tae-Seung Son

•

Since the Company’s establishment, this candidate has achieved clear qualitative growth that contributes to both current and future development by laying down the foundation for the diversification of profits and the expansion of synergies through successful mergers and acquisitions in the non-banking sector including Tong Yang, ABL Asset Management and International Asset Trust, building strong financial performance and simultaneously achieving the industry’s strongest asset quality ratio and the expansion of global operations to over 10% of total earnings.

•

Recommended as the next representative director based on his proven management skills, stable management capabilities and presentation of a plan for the Company’s future. He is deemed to be the best candidate for the Company’s continued growth and maximization of shareholder profits through the increase of company valuation.

4. Approval of directors’ compensation limit

Item	2020	2019

Number of Directors (Number of Outside Directors)	9 (6)	7 (5)

Compensation Limit	3.2 billion won	3.2 billion won

Total Compensation		1.04 billion won

*	Allocation within the total compensation limit delegated to the board of directors (Board Compensation Committee).
*	Performance-based stock compensation excluded.

Appendix A. Financial Statements for FY2019

For further information, please refer to the Audit Reports to be furnished to the U.S. Securities and Exchange Commission as an exhibit to the Form 6-K. The Audit Reports will be available on the U.S. Securities and Exchange Commission website at www.sec.gov.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2019 AND 2018

	December 31, 2019	December 31, 2018
	(Korean Won in millions)
ASSETS
Cash and cash equivalents	6,392,566	6,747,894
Financial assets at fair value through profit or loss (“FVTPL”)	8,069,144	6,126,316
Financial assets at financial assets at fair value through other comprehensive income (“FVTOCI”)	27,730,531	18,063,423
Securities at amortized cost	20,320,539	22,932,559
Loans and other financial assets at amortized cost	293,717,693	282,457,578
Investments in joint ventures and associates	806,360	361,766
Investment properties	280,239	378,196
Premises and equipment	3,364,716	2,450,492
Intangible assets and goodwill	844,110	597,520
Assets held for distribution (sale)	10,556	17,912
Net defined benefit asset	2,582	—
Current tax assets	47,367	20,730
Deferred tax assets	39,544	59,641
Derivative assets (designated for hedging)	121,131	35,503
Other assets	233,646	197,653

Total assets	361,980,724	340,447,183

LIABILITIES
Financial liabilities at FVTPL	2,958,302	2,282,686
Deposits due to customers	264,685,578	248,690,939
Borrowings	18,998,920	16,202,986
Debentures	30,858,055	28,735,862
Provisions	443,980	391,313
Net defined benefit liability	92,470	173,109
Current tax liabilities	182,690	159,078
Deferred tax liabilities	134,322	18,156
Derivative liabilities (Designated for hedging)	6,837	51,408
Other financial liabilities	17,706,767	21,442,524
Other liabilities	420,471	346,078

Total liabilities	336,488,392	318,494,139

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2019 AND 2018 (CONTINUED)

	December 31, 2019	December 31, 2018
	(Korean Won in millions)
EQUITY
Owners’ equity	21,510,370	21,739,931
Capital stock	3,611,338	3,381,392
Hybrid securities	997,544	3,161,963
Capital surplus	626,295	285,889
Other equity	(2,249,322)	(2,213,970)
Retained earnings
(Regulatory reserve for credit loss as of December 31, 2019 and 2018 is 2,356,246 million Won and 2,578,457 million Won, respectively
Regulatory reserve for credit loss to be reserved (reversed) as of December 31, 2019 and 2018 is 191,301 million Won and (-) 222,211 million Won, respectively
Planned provision of regulatory reserved (reversed) for credit loss as of December 31, 2019 and 2018 is 191,301 million Won and (-) 222,211 million Won, respectively	18,524,515	17,124,657
Non-controlling interests	3,981,962	213,113

Total equity	25,492,332	21,953,044

Total liabilities and equity	361,980,724	340,447,183

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	2018
	(Korean Won in millions, except for per share data)
Interest income	10,576,770	9,684,499
Financial assets at FVTPL	50,619	54,243
Financial assets at FVTOCI	474,751	280,371
Financial assets at amortized cost	10,051,400	9,349,885
Interest expense	(4,683,064)	(4,033,548)

Net interest income	5,893,706	5,650,951
Fees and commissions income	1,709,326	1,680,764
Fees and commissions expense	(606,698)	(610,790)

Net fees and commissions income	1,102,628	1,069,974
Dividend income	107,959	90,552
Net gain on financial instruments at FVTPL	25,455	214,443
Net gain on financial assets at FVTOCI	11,015	2,047
Net gain arising on financial assets at amortized cost	102,115	79,532
Net gain on disposals of securities at amortized cost	—	431
Net gain on disposals of loans and other financial assets at amortized cost	102,115	79,101
Impairment losses due to credit loss	(374,244)	(329,574)
General and administrative expenses	(3,766,077)	(3,624,033)
Other net operating expenses	(302,581)	(394,591)

Operating income	2,799,976	2,759,301
Share of profits (losses) of joint ventures and associates	83,997	3,019
Other non-operating income (expense)	(160,924)	42,552

Non-operating income (expense)	(76,927)	45,571
Net income before income tax expense	2,723,049	2,804,872
Income tax expense	(685,453)	(753,223)

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR YEARS ENDED DECEMBER 31, 2019 AND 2018 (CONTINUED)

	2019	2018
	(Korean Won in millions, except for per share data)
Net income
(Net income after the provision of regulatory reserve for credit loss for the years ended December 31, 2019 and 2018, is 1,846,295 million won and 2,010,774 million won, respectively) (Note 28)	2,037,596	2,051,649

Items that will not be reclassified to profit or loss:
Net loss on valuation of equity securities at FVTOCI	(58,129)	(30,855)
Net gain on valuation of financial liabilities designated at FVTPL due to own credit risk	—	100
Remeasurement gain (loss) related to defined benefit plan	(34,648)	(84,629)

	(92,777)	(115,384)
Items that may be reclassified to profit or loss:
Net gain on valuation of debt securities at FVTOCI	43,988	33,360
Share of other comprehensive gain of joint ventures and associates	613	2,958
Net gain (loss) on foreign currency translation of foreign operations	101,781	(4,379)
Net loss on valuation of cash flow hedge	(1,823)	(4,646)
Other comprehensive income on valuation of assets held for sale	—	(4,145)

	144,559	23,148
Other comprehensive income (loss), net of tax	51,782	(92,236)
Total comprehensive income	2,089,378	1,959,413

Net income attributable to:
Net income attributable to shareholders	1,872,207	2,033,182
Net income attributable to non-controlling interests	165,389	18,467
Total comprehensive income attributable to:
Comprehensive income attributable to shareholders	1,914,393	1,943,885
Comprehensive income attributable to non-controlling interests	174,985	15,528
Net income per share
Basic and diluted earnings per share (In Korean Won)	2,727	2,796

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR YEARS ENDED DECEMBER 31, 2019 AND 2018

	Capital Stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Shareholder’s equity in total	Non-controlling interests	Total equity
	(Korean Won in millions)
January 1, 2018	3,381,392	3,017,888	285,880	(1,939,274)	15,620,006	20,365,892	199,008	20,564,900
Cumulative effect of change in accounting policy	—	—	—	(392,176)	177,091	(215,085)	723	(214,362)
Adjusted balance, beginning of period	3,381,392	3,017,888	285,880	(2,331,450)	15,797,097	20,150,807	199,731	20,350,538

Net income	—	—	—	—	2,033,182	2,033,182	18,467	2,051,649
Dividends to common stocks	—	—	—	—	(336,636)	(336,636)	(2,128)	(338,764)
Change in capital of subsidiaries	—	—	9	—	—	9	(18)	(9)
Net gain on valuation of financial liabilities designated as at FVTPL due to own credit risk	—	—	—	100	—	100	—	100
Changes in other comprehensive income due to redemption of financial liabilities designated as at FVTPL	—	—	—	(4)	4	—	—	—
Net gain (loss) on valuation of financial assets at FVTOCI	—	—	—	2,733	—	2,733	(228)	2,505
Changes in other comprehensive income due to disposal of equity securities at FVTOCI	—	—	—	(1,009)	1,009	—	—	—
Changes in capital due to equity method	—	—	—	2,958	(10,647)	(7,689)	—	(7,689)
Loss on foreign currency translation of foreign operations	—	—	—	(1,929)	—	(1,929)	(2,450)	(4,379)
Loss on valuation of cash flow hedge	—	—	—	(4,646)	—	(4,646)	—	(4,646)
Remeasurement loss related to defined benefit plan	—	—	—	(84,368)	—	(84,368)	(261)	(84,629)
Capital related to assets held for distribution (sale)	—	—	—	(4,145)	—	(4,145)	—	(4,145)
Dividends to hybrid securities	—	—	—	—	(151,194)	(151,194)	—	(151,194)
Issuance of hybrid securities	—	398,707	—	—	—	398,707	—	398,707
Redemption of hybrid securities	—	(254,632)	—	(368)	—	(255,000)	—	(255,000)
Appropriation of retained earnings	—	—	—	208,158	(208,158)	—	—	—

December 31, 2018	3,381,392	3,161,963	285,889	(2,213,970)	17,124,657	21,739,931	213,113	21,953,044

January 1, 2019	3,381,392	3,161,963	285,889	(2,213,970)	17,124,657	21,739,931	213,113	21,953,044
Net income	—	—	—	—	1,872,207	1,872,207	165,389	2,037,596
Net loss on valuation of financial assets at FVTOCI	—	—	—	(14,101)	—	(14,101)	(40)	(14,141)
Changes in other comprehensive income due to disposal of equity securities at FVTOCI	—	—	—	29,368	(29,368)	—	—	—
Changes in capital due to equity method	—	—	—	613	—	613	—	613
Gain on foreign currency translation of foreign operations	—	—	—	91,748	—	91,748	10,033	101,781
Loss on valuation of cash flow hedge	—	—	—	(1,823)	—	(1,823)	—	(1,823)
Remeasurement loss related to defined benefit plan	—	—	—	(34,251)	—	(34,251)	(397)	(34,648)
Dividends to common shares	—	—	—	—	(437,626)	(437,626)	(2,014)	(439,640)
Acquisition of subsidiaries	229,946	—	339,828	—	—	569,774	69,534	639,308
New stocks issue cost	—	—	(1,013)	—	—	(1,013)	—	(1,013)
Net increase of treasury stocks	—	—	—	4,245	—	4,245	—	4,245
Issuance of hybrid securities	—	997,544	—	—	—	997,544	658,470	1,656,014
Dividends to hybrid securities	—	—	—	—	(4,362)	(4,362)	(134,421)	(138,783)
Redemption of hybrid securities	—	—	—	(277)	—	(277)	(159,618)	(159,895)
Substitution of non-controlling interests in hybrid securities	—	(3,161,963)	—	—	—	(3,161,963)	3,161,963	—
Changes in subsidiaries’ capital	—	—	1,591	—	—	1,591	(50)	1,541
Appropriation of retained earnings	—	—	—	368	(368)	—	—	—
Other changes in consolidated capital	—	—	—	(111,242)	(625)	(111,867)	—	(111,867)

December 31, 2019	3,611,338	997,544	626,295	(2,249,322)	18,524,515	21,510,370	3,981,962	25,492,332

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	2018
	(Korean Won in millions)
Cash flows from operating activities:
Net income	2,037,596	2,051,649
Adjustments to net income:
Income tax expense	685,453	753,223
Interest income	(10,576,770)	(9,684,499)
Interest expense	4,683,064	4,033,548
Dividend income	(107,959)	(90,552)

	(5,316,212)	(4,988,280)

Additions of expenses not involving cash outflows:
Impairment loss due to credit loss	374,244	329,574
Loss on financial assets at FVTOCI	1,375	1,053
Loss on derivatives (designated for hedge)	3,686	36,483
Loss on fair value hedge	86,214	17,299
Loss on other provisions	25,959	28,350
Loss on valuation of investments in joint ventures and associates	19,778	22,772
Loss on disposal of investments in joint venture and associates	—	2,931
Retirement benefit	165,125	142,712
Depreciation and amortization	505,718	272,550
Loss on disposal of premises and equipment, intangible assets and other assets	3,433	1,160
Impairment loss on premises and equipment, intangible assets and other assets	28,295	87

	1,213,827	854,971

Deductions of income not involving cash inflows:
Gain on valuation of financial assets at FVTPL	246,175	215,711
Gain on redemption of debentures	—	1,597
Gain on securities at FVTOCI	12,390	3,100
Gain on securities at amortized cost	—	431
Gain on derivatives (designated for hedge)	126,651	35,810
Gain on fair value hedge	231	42,797
Gain on other provisions	4,586	2,014
Gain on valuation of investments in joint ventures and associates	103,775	25,791
Gain on disposal of investments in joint ventures and associates	—	50,511
Gain on disposal of premises and equipment, intangible assets and other assets	1,632	30,278
Reversal of impairment loss on premises and equipment, intangible assets and other assets	89	761

	495,529	408,801

Changes in operating assets and liabilities:
Financial assets at FVTPL	(501,593)	670,872
Loans and other financial assets at amortized cost	(11,174,450)	(15,718,714)
Other assets	93,616	32,328
Deposits due to customers	15,991,181	13,995,747
Provisions	41,140	(11,920)
Net defined benefit liability	(293,008)	(135,313)
Other financial liabilities	(4,621,815)	7,411,617
Other liabilities	30,182	96,900

	(434,747)	6,341,517

Cash received from operating activities:
Interest income received	10,489,700	9,617,201
Interest expense paid	(4,384,351)	(3,847,275)
Dividends received	107,940	90,651
Income tax paid	(552,215)	(551,560)

	5,661,074	5,309,017

Net cash provided by (used in) operating activities	2,666,009	9,160,073

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018 (CONTINUED)

	2019	2018
	(Korean Won in millions)
Cash flows from investing activities:
Cash in-flows from investing activities:
Disposal of financial assets at FVTPL	11,382,829	11,919,335
Disposal of financial assets at FVTOCI	14,327,814	9,146,307
Redemption of securities at amortized cost	8,709,947	9,426,757
Disposal of investments in joint ventures and associates	30,120	51,435
Disposal of investment properties	193	3,512
Disposal of premises and equipment	7,735	5,545
Disposal of intangible assets	939	9,199
Disposal of assets held for distribution (sale)	5,594	80,347
Decrease in deposits	4,026	—

	34,469,197	30,642,437

Cash out-flows from investing activities:
Net cash in-flows of business combination	296,813	134,967
Increase in money on deposits	1,130,000
Acquisition of financial assets at FVTPL	11,860,103	12,322,160
Acquisition of financial assets at FVTOCI	23,752,515	13,275,429
Acquisition of securities at amortized cost	6,092,078	15,622,847
Acquisition of investments in joint ventures and associates	389,096	48,272
Acquisition of investment properties	70,346	15,195
Acquisition of premises and equipment	429,547	118,668
Acquisition of intangible assets	126,342	176,067
Increase in deposits	2,945	—

	44,149,785	41,713,605

Net cash used in investing activities	(9,680,588)	(11,071,168)

Cash flows from financing activities:
Cash in-flows from financing activities:
Net increase in borrowings	3,140,120	1,257,121
Issuance of debentures	25,510,713	21,505,849
Increase in rental deposits	242	—
Issuance of hybrid securities	1,656,014	398,707
Retirement of treasury stocks	760,101	—

	31,067,190	23,161,677

Cash out-flows from financing activities:
Redemption of debentures	23,651,949	20,903,518
Decrease in rental deposits	257	—
Redemption of lease liabilities	225,923	—
New stock issue cost	17,337	—
Acquisition of treasury stocks	184,164	—
Dividends paid	437,626	336,636
Redemption of hybrid securities	159,619	255,000
Dividends paid to hybrid securities	138,784	147,625
Dividends paid to non-controlling interest	2,014	2,128
Capital increase with consideration for non-controlling interest	50	—

	24,817,723	21,644,907

Net cash provided by financing activities	6,249,467	1,516,770

Net decrease in cash and cash equivalents	(765,112)	(394,325)
Cash and cash equivalents, beginning of the period	6,747,894	6,908,286
Effects of exchange rate changes on cash and cash equivalents	409,784	233,933

Cash and cash equivalents, end of the period	6,392,566	6,747,894

WOORI FINANCIAL GROUP INC.

SEPARATE STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2019

December 31, 2019
(Korean Won in millions)
ASSETS
Cash and cash equivalents	43,670
Financial assets at fair value through profit or loss (FVTPL)	9,434
Loans and other financial assets at amortized cost	1,269,203
Investments in subsidiaries	19,873,593
Premises and equipment	7,383
Intangible assets	3,310

Total assets	21,206,593

LIABILITIES
Debentures	947,679
Provisions	600
Net defined benefit liability	3,482
Current tax liabilities	133,526
Deferred tax liabilities	154
Other financial liabilities	10,745
Other liabilities	4,142

Total liabilities	1,100,328

EQUITY
Owners’ equity:
Capital stock	3,611,338
Hybrid security	997,544
Capital surplus	14,874,084
Other equity	(631)
Retained Earnings
(Regulatory reserve for credit loss has no balance.
Regulatory reserve for credit loss to be reserved is 692 million Won.
Planned provision of regulatory reserve for credit loss is 692 million Won)	623,930

Total equity	20,106,265

Total liabilities and equity	21,206,593

WOORI FINANCIAL GROUP INC.

SEPARATE STATEMENTS OF COMPREHENSIVE INCOME

FOR THE PEIOD FROM JANUARY 11, 2019 (DATE OF INCORPOTATION) TO DECEMBER 31, 2019

For the period from January 11, 2019 (Date of incorporation) to December 31, 2019
(Korean Won in millions, except for per share data)
Interest income	7,741
Interest expense	7,701

Net interest income (Note 8,18 and 28)	40
Fees and commissions income	—
Fees and commissions expense	15,833

Net fees and commissions loss (Note 19 and 28)	(15,833)
Dividend income (Note 20 and 28)	676,000
Net gain or loss on financial assets at fair value through profit or loss (FVTPL) (Note 8 and 21)	9,434
Impairment on credit loss (Note 8, 22 and 28)	(263)
General and administrative expenses (Notes 23 and 28)	(39,941)

Operating income	629,437
Net other non-operating expense	(750)

Non-operating loss (Note 24)	(750)

Net income before income tax expense	628,687
Income tax expense (Note 25)	394

Net income for the period
(Adjusted net income after the provision of regulatory reserve:
For the period from January 11, 2019 (Date of incorporation) to December 31, 2019: 627,601 million Won) (Note 17)	628,293

Remeasurement of the net defined benefit liability	(631)

Other comprehensive loss, net of tax	(631)

Total comprehensive income	627,662

Basic and diluted income per share (in Korean Won)	900

WOORI FINANCIAL GROUP INC.

SEPARATE STATEMENTS OF CHANGES IN EQUITY

FOR THE PERIOD FROM JANUARY 11, 2019 (DATE OF INCORPORATION) TO DECEMBER 31, 2019

	Capital stock	Capital surplus	Hybrid Security	Other equity	Retained Earnings	Total equity
	(Korean Won in millions)
January 11, 2019
(Date of incorporation)	3,400,822	14,565,637	—	—	—	17,966,459
New stock issuance
(Comprehensive stock exchange)	210,516	309,460	—	—	—	519,976
New stock issuance costs	—	(1,013)	—	—	—	(1,013)
Net income	—	—	—	—	628,293	628,293
Remeasurement of the net defined benefit liability	—	—	—	(631)	—	(631)
Issuance of hybrid security	—	—	997,544	—	—	997,544
Dividends to hybrid security	—	—	—	—	(4,363)	(4,363)

December 31, 2019	3,611,338	14,874,084	997,544	(631)	623,930	20,106,265

WOORI FINANCIAL GROUP INC.

SEPARATE STATEMENTS OF CASH FLOWS

FOR THE PERIOD FROM JANUARY 11, 2019 (DATE OF INCORPORTAION) TO DECEMBER 31, 2019

For the period from January 11, 2019 (Date of incorporation) to December 31, 2019
(Korean Won in millions)
Cash flows from operating activities:
Net income	628,293
Adjustments:
Income tax expense	394
Interest income	(7,741)
Interest expense	7,701
Dividend income	(676,000)

(675,646)

Additions of expenses not involving cash outflows:
Impairment on credit loss	263
Retirement benefits	4,899
Depreciation and amortization	4,098

9,260

(continued)

Deductions of incomes not involving cash in-flows:
Net gain or loss on financial assets at fair value through profit or loss	9,434

9,434

Changes in operating assets and liabilities:
Loans and other financial assets at amortized cost	(1,365)
Net defined benefit liabilities	(1,687)
Other financial liabilities	7,055
Other liabilities	4,142

8,145

Interest income received	4,082
Interest expense paid	(6,097)
Dividend income received	676,000

Net cash used in operating activities	634,603

Cash flows from investing activities:
Cash in-flows from investing activities	—
Cash out-flows from investing activities:
Acquisition of investments subsidiaries	1,370,785
Acquisition of premises and equipment	6,722
Acquisition of intangible assets	4,630
Increase in guarantee deposits for leases	955
Increase in other investment assets	1,130,000

2,513,092

Net cash used in investing activities	(2,513,092)

Cash flows from financing activities:
Cash in-flows from financing activities:
Increase in borrowings	64,769
Issuance of debentures	947,604
Issuance of hybrid security	997,544

2,009,917

Cash out-flows from financing activities:
Decrease in borrowings	64,769
Repayment of lease liabilities	1,289
New stock issuance costs	17,337
Dividends to hybrid security	4,363

87,758

Net cash provided by financing activities	1,922,159

Net increase in cash and cash equivalents	43,670
Cash and cash equivalents, date of incorporation	—

Cash and cash equivalents, end of the year	43,670

Appendix B. Approval of amendments to the Articles of Incorporation (the “AOI”)

Before Amendment	After Amendment	Reasons for Amendment
Article 1~Article 8 (Omitted)	Article 1~Article 8 (Same as the left column)

Article 9 (Share Certificates)

Share certificates of the Company shall be issued in the eight denominations of 1, 5, 10, 50, 100, 500, 1,000 and 10,000 shares, which may be split or reverse split upon request by shareholders.

Article 9 (Electronic Registration of Rights to be Indicated on Share and Warrant Certificates)

The Company shall electronically register the rights to be indicated on its share certificates and warrant certificates on the electronic registrar of the electronic registration agency, in lieu of issuing share certificates and warrant certificates.

Delete provision on types of share certificates and establish grounds for mandatory electronic registration of shares

Article 10~13 (Omitted)	Article 10~13 (Same as the left column)

Article 14 (Qualifications of Directors)

(1) ~ (2) (Omitted)

(3) The Company’s registry of shareholders or a copy shall be kept at the office of the transfer agent. The Company shall cause the transfer agent to handle the recordation of changes in the registry of shareholders, registration of creation and cancellation of pledges over shares, indication of trust assets and cancellation thereof with respect to shares, issuance of share certificates, receipt of reports and other matters related to shares.

(4) (Omitted)

Article 14 (Same as the left column)

(1) ~ (2) (Same as the left column)

(3) The Company’s registry of shareholders or a copy shall be kept at the office of the transfer agent. The Company shall cause the transfer agent to handle the electronic registration of shares, the management of the registry of shareholders and other matters related to shares.

(4) (Same as the left column)

Reflect changes in administrative procedures relating to shareholders due to mandatory electronic registration of shares

Article 15 (Report of Addresses, Names and Seals or Signatures of Shareholders and Others)

(1) Shareholders and registered pledgees shall file their names, addresses and seals or signatures with the office of the transfer agent.

(2) Shareholders and registered pledgees who reside in a foreign country should report appointed agents and the places in Korea to which notices are to be sent.

(3) The same shall apply in case of any changes in the matters referred to in Paragraphs (1) and (2) above.

	Article 15 (Deleted)	No longer required for shareholders to report information to the transfer agent when shares are electronically registered

Article 16 (Omitted)	Article 16 (Same as the left column)

Article 17 (Issuance of Bonds)

(1) ~ (2) (Omitted)

(3) The Company may register bonds in the electronic registry of an electronic registration agency in lieu of issuing the bond certificates as set forth in Paragraph (1).

	Article 17 (Same as the left column) (1) ~ (2) (Same as the left column) (3) (Deleted)	Deleted as it is duplicative of Article 9 which provides the grounds for electronic registration

Article 18~21 (Omitted)	Article 18~21 (Same as the left column)

Article 22 (Applicable Provisions for the Issuance of Bonds) With respect to issuance of bonds, Articles 14 and 15 shall apply mutatis mutandis thereto.	Article 22 (Same as the left column) With respect to issuance of bonds, Article 14 shall apply mutatis mutandis thereto.	Deleted Article 15

Article 22-2 (Newly Inserted)

Article 22-2 (Electronic Registration of Rights to be Indicated on Bonds, etc.)

The Company shall electronically register rights to be indicated on its certificates of bonds, share-related bonds (e.g., convertible bonds, bonds with warrants) and contingent capital securities on the electronic registrar of the electronic registration agency, in lieu of issuing certificates of bonds, share-related bonds and contingent capital securities.

Establish grounds for mandatory electronic registration

Article 23~35 (Omitted)	Article 23~35 (Same as the left column)

Article 36 (Election of Directors)

(1) (Omitted)

(2) Representative Director, outside Directors and Audit Committee members shall be elected among those recommended by the Officer Candidate Recommendation Committee.

Article 36 (Same as the left column)

(1) (Same as the left column)

(2) The Representative Director, outside Directors and Audit Committee members shall be recommended by the Officer Candidate Recommendation Committee.

For clarification purposes

Article 37~47 (Omitted)	Article 37~47 (Same as the left column)

Article 48 (Committees within the Board of Directors)

(1)   The Company shall have the following committees within the Board of Directors:

1.  Officer Candidate Recommendation Committee;

2.  Audit Committee;

3.  Risk Management Committee;

4.  Compensation Committee; and

Article 48 (Same as the left column) (1) (Same as the left column) 1.~4. (Same as the left column)
5. Committee for Recommendation of Candidate for Officer of Group. 6. (Newly Inserted) (2) (Omitted)	5. Subsidiary Representative Director Candidate Recommendation Committee; and 6. Internal Control Management Committee. (2) (Same as the left column)	Renamed committee and newly established internal control management committee

Article 49~62 (Omitted)	Article 49~62 (Same as the left column)

(New insertion of Addenda)	These Articles of Incorporation shall become effective as of March 25, 2020.	Approval date of shareholder’s meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: March 3, 2020	By: /s/ Kyong-Hoon Park
(Signature)

Name: Kyong-Hoon Park
Title: Deputy President